EXHIBIT 99.3

AMERICAN GOLDRUSH CORPORATION
Suite 505, 11215 Jasper Avenue
 Edmonton, AB
T5K 0L5

PROXY

2009 ANNUAL GENERAL MEETING

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of American Goldrush Corporation (“the Company”) appoints Paul Noland, Director, President, and Chief Executive Officer, or failing him, Robert Coale, director, or __________________________________________ as proxyholder on behalf of the undersigned to attend the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on August 20, 2009 and any adjournment thereof, to act on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present regarding the matters specified below.

The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the undersigned shareholder and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly.  Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters.  This Proxy gives the person named as nominee discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.

Voting Choices on Resolutions

1.
To authorize the directors to amend the Articles of Incorporation in connection with a name change of the Company to one of the following: Goldrush Metals Corp., Rush Exploration Corp., Rush Metals Corp., or such other name as may be approved by the Board of Directors and Corporations Canada.

In favour: [ ]	Withhold vote: [ ]

2.	To authorize the directors to appoint the Company’s auditor until the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the Company’s auditor:
In favour: [ ]	Withhold vote: [ ]

3.	To elect as director:
Paul Noland	In favour: [ ]
Withhold vote: [ ]
Robert Coale	In favour: [ ]
Withhold vote: [ ]
Keith Diakiw	In favour: [ ]
Withhold vote: [ ]
Paul Uppal	In favour: [ ]
Withhold vote: [ ]
Pol Brisset	In favour: [ ]
Withhold vote: [ ]

The undersigned acknowledges receipt of the Notice of Annual General Meeting and the accompanying Information Circular dated July 24, 2009.

The undersigned revokes any proxy previously given in respect of the Meeting.

If this form of Proxy is not dated by the shareholder in the space below, it is deemed to bear the date on which it is mailed by the Company to the shareholder.

DATED this ____________ day of _______________________, 2009.

Signature of Shareholder ___________________________________ Name of Shareholder (Please Print)___________________________ Address________________________________________________	Number of Shares Held: _______________________________________________

NOTES TO FORM OF PROXY

1.
IF YOU DO NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON YOU WISH TO ACT AS YOUR PROXYHOLDER.  THIS PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2.
This form of Proxy must be completed, dated, and signed by you or your attorney authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.  If this form of Proxy is signed by your attorney, the form of power of attorney or a notarially certified copy of it must be attached to the Proxy.

3.
This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at, mailed to, or sent by facsimile transmission to the Company’s head office at the address listed on the first page of this form of Proxy, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment thereof.

4.           If you do not comply with the time deadlines set out in these Notes, your Proxy will be invalid.